FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File No. 333-12634

WARNER CHILCOTT PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

5 Charlestown Road Portadown BT63 5PW Northern Ireland (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Press release made by Warner Chilcott PLC on 6 October 2004 regarding an additional approach made by another interested party.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
WARNER CHILCOTT PUBLIC LIMITED COMPANY
Date: 7 October 2004	By: /s/ Anthony D. Bruno Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel

<PRESS RELEASE>

6 October 2004

Warner Chilcott PLC ("Warner Chilcott" or the "Company")

Statement with respect to possible offer for Warner Chilcott

Following the announcements on 20 September 2004, 30 September 2004, and 1 October 2004 the Board confirms that in addition to the two previously announced approaches, it has received an approach from another interested party which may or may not lead to an offer for the entire issued share capital of Warner Chilcott. The party has entered into a confidentiality agreement with the Company and is beginning due diligence enquiries.

The Board of Directors wishes to reiterate that the approaches remain preliminary in nature. There can be no certainty either that an offer will actually be made or to the level of an offer, if made.

A further announcement will be made in due course, if appropriate.

Enquiries:

Warner Chilcott PLC	Telephone +44 (0) 28 3836 3620
John King
Geoffrey Elliott

Hoare Govett Limited (joint financial adviser and corporate broker)	Telephone +44 (0) 20 7678 8000
Andrew Chapman
Justin Jones
Andrew Foster

Greenhill & Co International LLP (joint financial adviser)	Telephone +44 (0) 20 7440 0400
Simon Borrows
Brian Cassin

Financial Dynamics	Telephone +44 (0) 20 7831 3113
Andrew Dowler
Sophie Pender-Cudlip

Hoare Govett Limited and Greenhill & Co. International LLP are acting for Warner Chilcott and no one else in connection with the possible offer and will not be responsible to any other person for providing the protections afforded to clients of Hoare Govett Limited or Greenhill & Co. International LLP or for providing advice in relation as to any offer.

Rule 8 notices

Any person who, alone or acting together with any other person(s) pursuant to any agreement or any understanding (whether formal or informal) to acquire or control securities of Warner Chilcott PLC, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of any class of securities of Warner Chilcott PLC, is generally required under the provisions of Rule 8 of The City Code on Takeovers and Mergers (the "Code") to notify a Regulatory Information Service (as specified in the Listing Rules of the UK Listing Authority) and the Panel on Takeovers and Mergers by no later than 12.00 noon (London time) on the business day following the date of the transaction of every dealing in such securities from 20 September 2004 until the first closing date of any offer or, if later, the date when any offer becomes or is declared unconditional as to acceptances or lapses (the "offer period"). Dealings by Warner Chilcott PLC and or by its "associates" (within the meaning of the Code) in any class of securities of Warner Chilcott PLC during the offer period must also be disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.